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February 11, 1998          PRESS RELEASE
For Immediate Release:
                           For more information, contact:

                           WAVERLY, INC.             WOLTERS KLUWER U.S.
                           Edward B. Hutton, Jr.     Mary Dale Walters
                           President and CEO         Director, Public Relations
                           Phone: (410) 528-4241     Phone: 312-425-7014
                           Fax: (410) 528-4414       Fax: 312-425-0232

           WAVERLY AGREES TO BE ACQUIRED BY WOLTERS KLUWER
                   TENDER OFFER AT $39 TO COMMENCE

Baltimore, MD...Waverly, Inc. (NASDAQ: WAVR) and Wolters Kluwer N.V., Amsterdam, announced today that they have reached a definitive merger agreement through which Waverly would be acquired by Wolters Kluwer in a transaction valued at approximately $375 million. As previously announced, Waverly has been exploring the possible sale of the Company.

     Under the agreement, Wolters Kluwer will promptly commence a tender offer for all of the outstanding shares of Waverly common stock at US$39 per share, net to the seller in cash. The tender offer is conditional on Wolters Kluwer receiving tenders of at least 66 2/3% of Waverly's outstanding common stock and the expiration of any waiting periods under applicable law. Shareholders representing a majority of the outstanding shares of Waverly, including members of the founding Passano family, have entered into a definitive agreement to tender their shares into the tender offer and vote for the merger. These shareholders have also granted Wolters Kluwer an option to purchase shares.

William M. Passano, Jr., Chairman of Waverly, stated, "Waverly is very pleased to have been able to achieve this level of value for our shareholders. The $39 price represents a premium of over 42% to the trading price of Waverly common stock prior to the announcement of the commencement of the sale process. We are also impressed with Wolters Kluwer's capabilities and commitment to the medical publishing business and their employees."

Mr. Passano noted there will be integration between Waverly's business and Lippincott-Raven Publishers, Inc., Wolters Kluwer's medical publishing operations headquartered in Philadelphia. It is anticipated that certain operations, such as medical society journals and others, will be based in Baltimore. Other operations will be centered in Philadelphia. Mr. Passano said that Wolters Kluwer has agreed to maintain a substantial operating presence and a substantial work force in Baltimore, which is an important consideration for the Passano family. He said he also believes "the combined companies should have greatly enhanced strength and opportunities which should, in the long run, increase job opportunities in Baltimore. I am confident that Waverly's important presence in the Baltimore community will continue for years to come."

"This acquisition is an excellent fit with Wolters Kluwer's operating approach," said Peter W. van Wel, a member of the Executive Board of Wolters Kluwer N.V. with responsibility for its activities in the United States. "In today's highly competitive medical publishing markets, marked by a gradual ongoing shift to electronic publishing, both the quality and quantity of content ownership are becoming increasingly important. A strategic alliance between Wolters Kluwer and

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PRESS RELEASE
FEBRUARY 11, 1998

Waverly is a natural step towards securing long-term success in the medical publishing marketplace. These are all things Wolters Kluwer values for long-term growth."

Edward B. Hutton, Jr., President and Chief Executive Officer of Waverly, stated, "We believe Wolters Kluwer is very well positioned to broaden the company's products and market development capabilities. I am looking forward to working with Wolters Kluwer's management, whom I know very well, to continue to build a premier medical publishing company with worldwide presence."

Morgan Stanley & Co. Incorporated is acting as financial advisor to Waverly and rendered a fairness opinion to the Waverly Board of Directors. Credit Suisse First Boston is acting as financial advisor to Wolters Kluwer in the transaction and will serve as Dealer Manager in the tender offer.

Waverly, Inc., based in Baltimore, Maryland, for over one hundred years, is a leading international publisher of medical and scientific books, periodicals, and electronic media. Waverly's sales in 1997 were approximately $172 million. The company has over 600 employees.

Wolters Kluwer is a multidomestic publishing company active in 25 countries. Core activities are legal and tax publishing, business publishing, medical/scientific publishing, educational publishing/professional training and trade publishing for select markets. Wolters Kluwer has sales of approximately $2.5 billion. The company's U.S. holdings include Aspen Publishers, CCH Incorporated, Facts and Comparisons, Legal Information Services, and Lippincott-Raven Publishers.